[LETTERHEAD OF MORGAN & COMPANY]

November 1, 2006

Securities and Exchange Commission
100 F Street, NE
Washington, DC
20549 USA

Dear Sirs:

RE:   ARMITAGE MINING CORP.
      FILE REFERENCE NO. 000-51246

We are the former independent auditors for Armitage Mining Corp. (the "Company") and, as of November 1, 2006, we were dismissed as principal accountants of the Company. We have read Item 4.01 which is disclosed in the Company's Current Report on Form 8-K, which the Company expects to file with the Securities and Exchange Commission on or around November 1, 2006, and are in agreement with the statements contained therein, insofar only as they relate to our firm. We have no basis to agree or disagree with other statements of the Company contained therein.

Yours truly,

"Morgan & Company"

Chartered Accountants